SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28755; File No. 812-13650]

WisdomTree Investments, Inc., et al.; Notice of Application

June 1, 2009

Agency: Securities and Exchange Commission ("Commission")

Action: Notice of application to amend: (1) a prior order under section 6(c) of the Investment

Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), 22(e), and

24(d) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an

exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) for an

exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act[1]; and (2) a prior order under

section 6(c) of the Act, for an exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and

rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections

17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act exempting certain

transactions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.[2]

Summary of Application: Applicants request an order ("Order") to amend the Prior Orders to

modify a condition so that Acquiring Funds may rely on the Prior Orders to invest in the

WisdomTree India Earnings Fund ("India Fund") and additional series of the WisdomTree Trust

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[1]   WisdomTree Investments, Inc., et al., Investment Company Act Release Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order), as amended by Investment Company Act Release Nos. 27976 (September 21, 2007) (notice) and 28015 (October 17, 2007) (order) (together, the "Index Order").

[2]   WisdomTree Trust, et al., Investment Company Act Release Nos. 28147 (February 6, 2008)(notice) and 28174 (February 27, 2008)(order)(the "Active Order" and together with the Index Order, collectively "Prior Orders"). The Prior Orders, among other things: (i) permitted registered management investment companies and unit investment trusts that are not advised or sponsored by their investment adviser or an entity controlling, controlled by or under common control with their investment adviser, and not part of the same "group of investment companies" as defined in section 12(d)(1)(G)(ii) of the Act as the Trust ("Acquiring Funds"), to acquire shares of the Funds (defined below) beyond the limits of section 12(d)(1)(A) of the Act; (ii) permitted each Fund and/or a broker to sell shares to an Acquiring Fund beyond the limits of section 12(d)(1)(B); and (iii) granted relief from sections 17(a)(1) and (2) to permit each Fund to sell its shares to, and redeem its shares from, an Acquiring Fund ("Prior 12(d)(1) Relief").

("Future Funds") that invest all of their respective assets in wholly-owned subsidiaries as described in the application. Applicants also seek to amend the Index Order by deleting the relief granted from the requirements of section 24(d) of the Act and revising related terms and conditions of the applications for the Index Order ("Index Applications").

Applicants: WisdomTree Investments, Inc. ("WTI"), WisdomTree Asset Management, Inc. (the "Advisor"), and WisdomTree Trust ("Trust").

Filing Dates: The application was filed on April 3, 2009 and amended on April 22, 2009, and May 26, 2009.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on June 26, 2009, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: 48 Wall Street, Suite 1100, New York, NY 10005.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6990, or Michael W. Mundt, Assistant Director, at (202) 551-6820 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number or an applicant using the Company name box, at http://wwwsec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

1.   The Trust, a Delaware statutory trust registered under the Act as an open-end

management investment company, is organized as a series fund with multiple series (the

"Funds"). WTI, a Delaware corporation with its principal offices in New York City, is the sole

shareholder of the Advisor. WTI develops and maintains the proprietary stock index that serves

as the basis for the India Fund. The Advisor is a Delaware corporation that is registered as an

investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act").

The Advisor, or an entity controlled by or under common control with the Advisor, will advise

any Future Funds. BNY Investment Advisors (the "Subadvisor") is registered as an investment

adviser under the Advisers Act and serves as the subadvisor to the India Fund and its wholly-

owned subsidiary, the WisdomTree India Investment Portfolio ("India Portfolio"). Any

subadvisor for a Future Fund will be registered as an investment adviser under the Advisers Act

and will not otherwise be an affiliated person of the Trust, the Advisor, or WTI. ALPS

Distributors, Inc., a broker-dealer registered under the Securities Exchange Act of 1934, acts as

distributor and principal underwriter of the India Fund and may perform such services for any

Future Funds.

2.   The investment objective of the India Fund is to provide investment results that

correspond generally to the price and yield performance, before fees and expenses, of its

underlying index, the WisdomTree India Earnings Index ("Underlying Index"). The Underlying

Index measures the performance of companies incorporated, listed and traded in India that are

eligible for foreign investment and that meet specified liquidity and other criteria developed by

WTI. The India Fund operates through the India Portfolio, a wholly-owned subsidiary organized in the Republic of Mauritius, in order to take advantage of favorable tax treatment by the Indian government pursuant to a taxation treaty between India and Mauritius.[3] In seeking to achieve its investment objective, the India Fund invests all or substantially all of its assets in the India Portfolio. The India Portfolio invests directly in equity securities listed and traded in India using a "representative sampling" strategy with respect to its Underlying Index. Using this approach, the India Portfolio invests in a significant number of the component securities ("Component Securities") of the Underlying Index, but usually not all the Component Securities.

3.   The applicants state that at least 95% of the India Portfolio's total assets (exclusive of collateral held from securities lending) are invested in the Component Securities of its Underlying Index. The India Portfolio is treated by the Trust as a "pass-through" entity for financial reporting and tax purposes, which means that the portfolio investments of the India Portfolio are treated as investments of the India Fund for financial reporting and tax purposes. By treating the India Portfolio as a pass-through entity, the India Fund complies with (and any Future Fund will comply with) the representation in the applications for the Index Order to invest at least 80% of its total assets in Component Securities and investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of its Underlying Index.

4.   The Prior 12(d)(1) Relief is subject to a condition that effectively prevents an Acquiring Fund from investing in a Fund if the Fund invests in another investment company in

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[3]   The tax treaty between India and Mauritius exempts corporate residents of Mauritius from the Indian capital gains tax and enables them to pay a reduced dividend withholding tax.

excess of the limits of section 12(d)(1)(A) of the Act.[4] The India Fund currently invests in a wholly-owned subsidiary, India Portfolio, in excess of the limits of section 12(d)(1)(A) in reliance on certain no-action positions of the staff.[5] The applicants seek to amend Condition 18 of the Prior Orders so the Acquiring Funds may invest in the India Fund and in Future Funds that invest their respective assets in a wholly-owned subsidiary in a manner substantially similar to the India Fund.

5.   Applicants also seek to amend the Index Order to delete the relief previously granted from section 24(d) of the Act. In addition, applicants seek to amend the terms and conditions of the applications for the Prior Orders ("Prior Applications") to provide that all representations and conditions contained in the Prior Applications and the current application that require a Fund to disclose particular information in the Fund's prospectus ("Prospectus") and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009)("Summary Prospectus Rule"). Applicants state that such amendment is warranted because the Commission's amendments to Form N-1A with regard to exchange-traded funds as part of the Summary Prospectus Rule reflect the Commission's view with respect to the appropriate types of prospectus and annual report disclosures for an exchange-traded fund.

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[4]   Condition 18 of the Index Order and condition 12 of the Active Order (collectively, "Condition 18") state that:

> No Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.

[5]   Applicants note that the Commission staff has permitted an open-end investment company to utilize a pass through investment vehicle in order to obtain favorable tax treatment without violating Section 12(d)(1) of the Act. *See* South Asia Portfolio, (1997 WL 107157) (Pub. avail. Mar. 12, 1997). Applicants represent that the India Portfolio operates in a manner substantially similar to the pass through investment vehicle that is the subject of *South Asia Portfolio* no-action relief.

Applicants' Legal Analysis:

1.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) of the Act if the exemption is consistent with the public interest and the protection of investors. Because the India Portfolio invests up to 100% of its assets in securities issued by Indian companies, applicants state that the India Portfolio could be viewed as an investment company as defined in section 3(a) of the Act.[6] Therefore, the India Fund's investment in the India Portfolio could be viewed as causing the India Fund to fail to comply with Condition 18 of the Prior Orders.

2.   Applicants state that the concerns that sections 12(d)(1) was designed to prevent about undue influence, excessive layering of fees and overly complex structures, are not present in the India Portfolio and other pass-through investment vehicles used solely for purposes of achieving favorable tax treatment. Applicants represent that the India Fund is the sole legal and beneficial owner of the India Portfolio, thus eliminating any concerns regarding pyramiding of voting control; the Advisor and Subadvisor direct the portfolio management of both the India Fund and the India Portfolio, which is a pass-through investment vehicle, thus eliminating concerns over any undue influence of the Advisor or Subadvsior; and there is no layering of fees as a result of the India Fund operating through the India Portfolio. Applicants further represent that any Future Fund will operate through a wholly-owned investment vehicle that qualifies for pass-through tax and accounting treatment in a manner similar to that of the India Fund.

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[6]   Section 3(a)(1) defines an "investment company" as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. Section 3(a)(1)(C) includes in the definition of an "investment company" any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer's total assets on an unconsolidated basis.

Applicants believe that given the absence of section 12(d)(1) concerns in this structure, it will not create any additional section 12(d)(1) concerns if Acquiring Funds are permitted to acquire shares of the India Fund and any Future Fund subject to the terms and conditions of the Prior 12(d)(1) Relief, as amended by this application.

3.　　Applicants submit that the proposed amendment to Condition 18 of the Prior Orders addresses the concerns underlying the limits in section 12(d)(1) of the Act and that the requested exemption is consistent with the public interest and the protection of investors. Applicants state that all representations contained in the relevant Prior Applications relating to the operation of the India Fund will remain in effect and will apply to any Future Funds.

Section 24(d) of the Act:

4.　　Applicants seek to amend the Index Order to delete the relief granted from section 24(d) of the Act. Applicants state that the deletion of the exemption from section 24(d) that was granted in the Index Order is warranted because the adoption of the Summary Prospectus Rule should supplant any need by a Fund to use a product description. The deletion of the relief granted with respect to section 24(d) of the Act from the Index Order also will result in the deletion of related discussion in the Index Applications, revision of the Index Applications to delete references to product descriptions, including in the conditions, and the deletion of condition 6 to the Index Order.

Conditions:

Applicants agree that any Order of the Commission granting the requested relief will be subject to the same conditions as those imposed by the Prior Orders, except for Condition 18 to the Prior Orders, which will be amended as follows:

No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of limits contained in Section 12(d)(1)(A) of the Act, other than the India Portfolio or any similar wholly-owned subsidiary.

In addition, with respect to the Index Order, condition 6 will be deleted and conditions 4 and 7 will be amended as follows: [7]

4.   The website for each Fund, which will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day's NAV and the reported closing price, and a calculation of the premium or discount of such price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

7.   Each Fund's Prospectus will clearly disclose that, for purposes of the Act, Shares are issued by the Funds and that the acquisition of Shares by investment companies is subject to the restrictions of section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment

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[7]   All representations and conditions contained in this application and the Prior Applications that require a Fund to disclose particular information in the Fund's Prospectus and/or annual report shall remain effective with respect to the Fund until the time that the Fund complies with the disclosure requirements contained in the Summary Prospectus Rule.

companies to invest in a Fund beyond the limits of section 12(d)(1), subject to

certain terms and conditions, including that the registered investment company

enter into an agreement with the Fund regarding the terms of the investment.

For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Florence E. Harmon
Deputy Secretary